Exhibit 12
Ratio of Earnings to Fixed Charges
Humana Inc.
For the quarters and nine months ended September 30, 1999 and 1998
(Unaudited)
(Dollars in millions)

                                     Quarters Ended         Nine Months Ended
                                    1999     1998 (b)     1999 (a)      1998 (b)
Earnings:
 Income (loss) before
  income taxes                   $    34  $      (47)  $       53    $     114
 Fixed charges                        11          15           36           43
                                 $    45  $      (32)  $       89    $     157

Fixed charges:
 Interest charged to expense     $     7  $       13   $       25    $      35
 One-third of rent expense             4           2           11            8
                                 $    11  $       15   $       36    $      43
Ratio of earnings to
 fixed charges                       4.0                      2.4          3.6

The one-third of rent expense included in fixed charges is that proportion deemed representative of the interest portion.

(a) Exclusive of $90 million 1999 medical expense related to premium deficiency, reserve strengthening and provider costs, the ratio of earnings to fixed charges for the nine months ended September 30, 1999 would have been 5.0.

(b) Exclusive of $73 million of 1998 medical expense related to premium deficiency and provider costs, $25 million of 1998 administrative expense related to a one-time incentive paid to non-officer employees and other costs, and $34 million of 1998 asset write-downs and other charges, the ratio of earnings to fixed charges for the quarter and nine months ended September 30, 1998, would have been 6.5 and 6.7, respectively.